RECEIVED
2009 JAN 29 A 9:42

January 9, 2009

The U. S. Securities and Exchange Commission
450 Fifth Street, N. W.
Room 3117
Office of International Corporate Finance
Mail Stop 3-9
Washington, D.C.20549
U. S. A.

09045225

Rule 12g3-2(b) Exemption
of Kobe Steel, Ltd.,
File number:82-3371

SUPPL

Dear Madam/Sir:

In connection with Kobe Steel, Ltd.'s exemption pursuant to Rule 12g3-2(b) from the registration and reporting requirements of the Securities Exchange Act of 1934, and in compliance with its ongoing requirements under Rule 12g3-2(b)(iii), please find enclosed a copy of the Company's release today covering

"Kobe Steel announces loss on write-down of investment in securities for third quarter fiscal 2008"

Thank you for your assistance in handling it as required.

PROCESSED
FEB 02 2009
THOMSON REUTERS

Sincerely yours,

Kazusa Saito
Finance Department
Kobe Steel, Ltd.

January 9, 2009

Company name: Kobe Steel, Ltd.
Website: www.kobelco.com
President & CEO: Yasuo Inubushi
Code number: 5406
Stock exchanges where shares are listed: Tokyo, Osaka and Nagoya, Japan

Kobe Steel announces loss on write-down of investment in securities for third quarter fiscal 2008

Kobe Steel, Ltd. announces that it intends to post a loss on some of its securities classified as "securities of affiliate companies" and "other securities" that have decreased significantly in value. As the value of these securities did not recover as expected, Kobe Steel will post a loss on write-down of investment in securities for the third quarter of fiscal 2008, ended December 31, 2008.

1. Total amount of loss on write-down of investment in securities in first nine months of fiscal 2008

On a consolidated basis, Kobe Steel anticipates posting an extraordinary loss on the write-down of investment in securities amounting to 15,795 million yen for the first nine months of fiscal 2008 (April 1 – December 31, 2008). Extraordinary loss on the write-down of investment in securities for the third quarter of fiscal 2008 (October 1 – December 31, 2008) alone is anticipated to be 12,325 million yen.

On a nonconsolidated basis, extraordinary loss on the write-down of investment in securities and securities of affiliate companies is expected to be 15,797 million yen for the first nine months of fiscal 2008 (April 1 – December 31, 2008). Extraordinary loss on the write-down of investment in securities and securities of affiliate companies for the third quarter of fiscal 2008 (October 1 – December 31, 2008) is anticipated to be 12,069 million yen.

2. Outlook

As for the outlook on the operating results for fiscal 2008, ending March 2009, Kobe Steel will make an announcement when figures have been determined.

Investor Relations:	Media Contact:
Tel +81 (0)3 5739-6043	Gary Tsuchida
Fax +81 (0)3 5739-5973	Publicity Group
	Tel +81 (0)3 5739-6010
Kobe Steel, Ltd.	Fax +81 (0)3 5739-5971
9-12 Kita-Shinagawa 5-chome	Email aapress@kobelco.com
Shinagawa-ku, Tokyo 141-8688 JAPAN	
Email aapress@kobelco.com	
Website www.kobelco.com	

END